Exhibit 99.2

March 14, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)

Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division

Telephone number:	+81 (0)3 3829 3210

Notice of Appointment of Executive Officers

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following executive appointments decided at the meeting of the Board of Directors held on March 14, 2019.

Executive Officer Appointments

Name	Title	Classification
Yuta Tsukamoto	Senior Executive Officer General Manager of Ikinari! Steak Business Division, Sales Management Division General Manager of Ikinari! Steak East Japan Business Division	Reappointment

Daiju Yamaki	Senior Executive Officer General Manager of Ikinari! Steak West Japan Business Division, Sales Management Division Manager of 5th Sales Management Department, Ikinari! Steak Sales Division	Reappointment

Kenji Obushi	Senior Executive Officer General Manager of Pepper Lunch Business Division, Sales Management Division	Reappointment

Kunihiko Kondo	Senior Executive Officer General Manager of Sales Support Business Division, Sales Management Division Manager of Store Health Management Office	Reappointment

Ichiro Yasuda	Senior Executive Officer General Manager of General Affairs Division	Reappointment

Yuta Sano	Senior Executive Officer Manager of Accounting Department, Management Division	Reappointment

Kaname Sugita	Executive Officer Deputy General Manager of Development Division	Reappointment

Hirokazu Tabata	Executive Officer Manager, Corporate Planning Promotion Office Manager of External Sales, Sales Planning Division	Reappointment

Name	Title	Classification
Hiroshi Inokuma	Executive Officer Deputy General Manager of Global Business Division, Sales Management Division Manager of AFC Development Department Manager of Global Business Department	Reappointment

Yasuhiro Tachikawa	Executive Officer Manager of Store Facilities Department, Development Division	Reappointment

Mitsuhiro Arahori	Executive Officer Manager of 4th Sales Management Department, Pepper Lunch Business Division, Sales Management Division	Reappointment

Naohiko Matsubara	Executive Officer Manager of Steak Academy Business Department	Reappointment

Hideo Akimoto	Executive Officer Manager of Development Department, Development Division	Reappointment

Nobuo Masaka	Executive Officer Manager of Development Department, Development Division	Reappointment

Toshio Suzuki	Executive Officer Manager of Sales Planning Promotion Department, Sales Planning Division	Reappointment

Yukihito Kobayashi	Executive Officer Manager of Sales Planning Promotion Department, Sales Planning Division	Reappointment

End